[Sullivan & Cromwell Letterhead]

January 13, 2015

VIA EMAIL, EDGAR & FEDERAL EXPRESS

David L. Orlic

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Schedule TO-T

Filed December 30, 2014

Filed by Koninklijke Philips N.V. et al.

File No. 005-82497

Dear Mr. Orlic:

On behalf of Koninklijke Philips N.V. (“Royal Philips”), Philips Holding USA Inc. (“Parent”) and Clearwater Merger Sub, Inc. (“Purchaser,” and together with Royal Philips and Parent, the “Filing Persons” or “Philips”), set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated January 8, 2015 (the “Comment Letter”) regarding our clients’ Schedule TO, filed with the Commission on December 30, 2014 (the “Schedule TO”). For your convenience, this letter is formatted to reproduce your comment in bold text followed by our response, and the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

In addition, the Filing Persons have revised the Schedule TO in response to the Staff’s comments and are filing concurrently with this letter an amendment to the Schedule TO (the “Amended Schedule TO”), which reflects these revisions. Capitalized terms defined in the Schedule TO and used in the following responses without definition have the meanings specified in the Schedule TO.

David L. Orlic

United States Securities and Exchange Commission

January 13, 2015

General

1.	Please have all three filing persons sign the Schedule TO.

The signatures have been added as requested.

Source and Amount of Funds, page 14

2.	Please confirm that Royal Philips has sufficient cash on hand to pay the entire purchase price without resort to the bridge financing, or provide all information required by Items 1007 and 1016(b) of Regulation M-A with respect to the financing.

The disclosure on page 14 has been revised in response to the Staff’s comment by replacing the disclosure that appears under the heading “Source and Amount of Funds” in its entirety with the following:

“The offer is not subject to any financing condition. Because Royal Philips has guaranteed the performance by us of our obligations under the Merger Agreement, including our payment obligations with respect to the Offer and the Merger, we believe that the business, financial condition and results of Parent and Purchaser are not material to a decision by a holder of the Shares whether to sell, hold or tender their Shares into the Offer. Royal Philips will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Royal Philips expects to fund such cash requirements from its available cash on hand and/or the issuance of debt that it is considering issuing for the purpose of financing the acquisition. Royal Philips has sufficient cash on hand to fund the purchase of all Shares validly tendered in the Offer and the acquisition of the remaining Shares in the Merger if such debt issuance does not occur.

Royal Philips is currently discussing the issuance of debt to potentially fund the transaction with a group of its relationship banks. Royal Philips and such banks have not finalized any definitive arrangements or plans with respect to such debt issuance, if any. Royal Philips can provide no assurance as to when, or if, it might enter into such debt arrangements, or the form of such debt arrangements.

We estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the offer and to pay related fees and expenses will be approximately $978 million.”

David L. Orlic

United States Securities and Exchange Commission

January 13, 2015

Treatment of Convertible Note, page 37

3.	Please advise whether the Volcano Convertible Notes are convertible for cash prior to the Expiration Date or the Effective Time. If so, please provide your analysis as to the applicability of Rule 13e-4 to the conversion option, and the applicability of Rule 14e-5 to any purchases of Volcano Convertible Notes by means of this conversion during the ongoing tender offer for common stock.

Per discussions with the Staff, this response only addresses the applicability of Rule 14e-5.

The Volcano Convertible Notes are currently convertible into cash. Pursuant to the terms of the indenture governing the Volcano Convertible Notes (as supplemented, the “Indenture”), upon conversion of a Volcano Convertible Note at any time prior to the completion of the Merger, holders will receive up to the principal amount of the converted Volcano Convertible Notes in cash and any excess conversion value in shares of Volcano’s common stock.

However, we do not believe that Rule 14e-5 is or will be applicable to any purchases of Volcano Convertible Notes by means of the above described conversion during the Offer. First, we do not believe that Rule 14e-5 is applicable because, based on the consideration to be received by a holder upon conversion of the Volcano Convertible Notes described above, the Volcano Convertible Notes do not constitute “related securities” as defined under Rule 14e-5. A “related security” is defined under Rule 14e-5(c)(6) as “securities that are immediately convertible into, exchangeable for, or exercisable for subject securities.” The “subject securities” in the Offer are shares of Volcano common stock. As described above, upon conversion of a Volcano Convertible Note at any time prior to the completion of the Merger, holders will receive up to the principal amount of the converted Volcano Convertible Notes in cash and any excess conversion value in shares of Volcano’s common stock. In light of the conversion rates, the historical trading price of Volcano’s common stock and the Offer Price of $18.00 per share (which effectively sets a ceiling on the trading price of Volcano’s common stock prior to completion of the Offer and the Merger), holders who surrender their Volcano Convertible Notes for conversion would receive only an amount in cash that is significantly less than the principal amount of their Volcano Convertible Notes—that is, holders of Volcano Convertible Notes would not be entitled to receive any shares of Volcano common stock upon conversion of such notes prior to the expiration of the Offer. Because a holder would not receive shares of Volcano common stock upon conversion of the Volcano Convertible Notes (prior to or after the Offer), the Volcano Convertible Notes do not constitute “related securities.”

David L. Orlic

United States Securities and Exchange Commission

January 13, 2015

Even if the Volcano Convertible Notes were considered to be “related securities,” we believe that the policy considerations behind Rule 14e-5 are not inconsistent with the settlement of the Volcano Convertible Notes upon conversion during the Offer. As stated in Rule 14e-5(a), the prohibition of purchases outside the tender offer is intended “as a means reasonably designed to prevent fraudulent, deceptive or manipulative acts or practices in connection with a tender offer for equity securities.” An exercise by a holder of the Volcano Convertible Notes of the conversion right, which is a contractual provision of the Volcano Convertible Notes, would not result in any of the abuses that Rule 14e-5 was intended to prohibit. The conversion right under the Volcano Convertible Notes cannot be used to manipulate the market price of the Volcano Convertible Notes.

In addition, there are important policy reasons for not applying the prohibition in Rule 14e-5(a) to the settlement of the Volcano Convertible Notes upon the conversion during the Offer. If the prohibition in this rule were applied to the settlement of the Volcano Convertible Notes upon the conversion during the Offer, Volcano would not be able to provide the conversion consideration to a converting holder until after the termination of the Offer. We do not believe that it is in the best interests of the holders of the Volcano Convertible Notes to delay the payment of conversion consideration. Also, this would cause Volcano to violate its obligations under the Indenture.

Lastly, we do not believe that Rule 14e-5 will be applicable because it is highly unlikely that any holders of Volcano Convertible Notes will elect to convert such notes during the Offer. In light of the conversion rates, the historical trading price of Volcano’s common stock and the Offer Price of $18.00 per share (which effectively sets a ceiling on the trading price of Volcano’s common stock prior to completion of the Offer and the Merger), holders who surrender their Volcano Convertible Notes for conversion would receive an amount in cash that is significantly less than the principal amount of their Volcano Convertible Notes—more specifically, assuming for the sake of illustration an average stock price no greater than the Offer Price of $18.00 per share during the applicable period, for the Volcano 2015 Convertible Notes, $1,000 in principal amount would convert into the right to receive not more than $607 in cash and for the Volcano 2017 Convertible Notes, $1,000 in principal amount would convert into the right to receive not more than $548 in cash. Instead, holders are expected to either exercise their right to require Volcano to repurchase their Volcano Convertible Notes for cash in the event of a “fundamental change” at a price equal to 100% of the principal amount of such notes to be repurchased, plus accrued and unpaid interest, which repurchase right will not become exercisable until after the completion of the Offer and the Merger, or continue to hold the notes.

Conditions of the Offer, page 43

4.	Several conditions are measured at “Offer Acceptance Time.” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of securities. Please revise the language accordingly.

David L. Orlic

United States Securities and Exchange Commission

January 13, 2015

The disclosure on page 44 has been revised in response to the Staff’s comment by replacing each instance of the phrase “Offer Acceptance Time” with “Expiration Date.”

*        *        *         *        *        *

In connection with this response to the Staff’s comment, each of the Filing Persons acknowledged to me and I therefore acknowledge on its behalf that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Schedule TO; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, you can reach me at (310) 712-6698.

Sincerely,

/s/ Rita-Anne O’Neill

cc:	Joseph E. Innamorati
(Philips Holding USA Inc.)

Matthew G. Hurd

(Sullivan & Cromwell LLP)